Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 30, 2022

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 7, 2022 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the third quarter ended April 30, 2022.

Third Quarter Highlights
•Net loss of $3.2 million, which includes an $8.5 million (net of tax) pension termination charge
•Adjusted net income of $5.3 million, an increase of 130% compared to adjusted net income of $2.3 million in the third quarter of the prior year
•Same store sales increased 4.6%; on a two-year stacked basis same store sales decreased 1.6% as we cycled against the initial COVID-19 outbreak in our trade area
•Same store digital sales were flat; on a two-year stacked basis same store digital sales increased 106%
Year-To-Date Fiscal 2022 Highlights
•Net income of $14.2 million, which includes an $8.5 million (net of tax) pension termination charge
•Adjusted net income of $22.7 million, an increase of 123% compared to $10.2 million in the prior year-to-date period
•Same store sales increased 3.7%; on a two-year stacked basis same store sales increased 6.0%
•Same store digital sales were flat; on a two-year stacked basis same store digital sales increased 135%

Third Quarter of Fiscal 2022 Results
Sales were $502.0 million in the 13 weeks ended April 30, 2022 compared to $481.1 million in the 13 weeks ended April 24, 2021. Sales increased due to an increase in same store sales of 4.6% partially offset by the closure of the Silver Spring, Maryland store in February 2021. Same store sales increased due primarily to increased sales in New York City stores, inflation and continued growth in Supplemental Nutrition Assistance Program ("SNAP") benefit redemptions. Increases in transaction counts were partially offset by decreased basket sizes and same store digital sales were flat.
New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.21% in the 13 weeks ended April 30, 2022 compared to 27.73% in the 13 weeks ended April 24, 2021 due primarily to increased departmental gross margin percentages (.70%), decreased warehouse assessment charges from Wakefern (.21%), and a favorable change in product mix (.05%), partially offset by higher LIFO charges (.18%), decreased patronage dividends and rebates received from Wakefern (.16%) and higher promotional spending (.14%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations.
Operating and administrative expense as a percentage of sales increased to 27.44% in the 13 weeks ended April 30, 2022 compared to 25.18% in the 13 weeks ended April 24, 2021. The 13 weeks ended April 30, 2022 includes a $12.3 million (2.45% as a percentage of sales) settlement charge as a result of the termination of the Village Super Market, Inc. Employees’ Retirement Plan. The Company contributed cash of $1.5 million to fully fund the plan and the remaining $10.8 million represents non-cash charges for unrecognized losses within accumulated other comprehensive loss as of the termination date.
Adjusted operating and administrative expense as a percentage of sales decreased to 24.99% in the 13 weeks ended April 30, 2022 compared to 25.27% in the 13 weeks ended April 24, 2021 due primarily to lower labor costs and fringe benefits (.29%) and less advertising spending (.09%), partially offset by increased external fees and transportation costs associated with digital

Exhibit 99.1

sales (.12%). Labor costs decreased due to productivity initiatives, labor shortages and sales leverage partially offset by minimum wage and demand driven pay rate increases.
Depreciation and amortization expense decreased in the 13 weeks ended April 30, 2022 compared to the 13 weeks ended April 24, 2021 due primarily to the closure of the Silver Spring, Maryland ShopRite in February 2021 and the timing of capital expenditures.
The effective income tax rate was 25.4% in the 13 weeks ended April 30, 2022 compared to 31.5% in the 13 weeks ended April 24, 2021. The 13 weeks ended April 30, 2022 includes the recognition of a discrete tax benefit related to the pension termination settlement charge recognized in the quarter. Excluding the impact of the pension termination settlement charge and related discrete tax benefit, the effective income tax rate was 33.7% in the 13 weeks ended April 30, 2022. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions and unfavorable return to provision adjustments in the 13 weeks ended April 30, 2022 as a result of receiving less work opportunity tax credits than estimated.
Year-to-Date Fiscal 2022 Results
Sales were $1.53 billion in the 39 weeks ended April 30, 2022 compared to $1.49 billion in the 39 weeks ended April 24, 2021. Sales increased due to an increase in same store sales of 3.7% partially offset by the closure of the Silver Spring, Maryland store in February 2021. Same store sales increased due primarily to increased sales in New York City stores, inflation and continued growth in SNAP benefit redemptions. Increases in transaction counts were partially offset by decreased basket sizes and same store digital sales were flat.
Gross profit as a percentage of sales increased to 28.13% in the 39 weeks ended April 30, 2022 compared to 27.66% in the 39 weeks ended April 24, 2021 due primarily to increased departmental gross margin percentages (.71%) and a favorable change in product mix (.09%), partially offset by higher LIFO charges (.09%), increased warehouse assessment charges from Wakefern (.05%), decreased patronage dividends and rebates received from Wakefern (.13%) and higher promotional spending (.05%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations.
Operating and administrative expense as a percentage of sales increased to 25.14% in the 39 weeks ended April 30, 2022 compared to 24.90% in the 39 weeks ended April 24, 2021. Adjusted operating and administrative expense as a percentage of sales decreased to 24.34% in the 39 weeks ended April 30, 2022 compared to 24.92% in the 39 weeks ended April 24, 2021 due primarily to lower labor costs and fringe benefits (.61%) and less advertising spending (.11%), partially offset by increased external fees and transportation costs associated with digital sales (.11%). Labor costs decreased due to productivity initiatives, labor shortages and sales leverage partially offset by minimum wage and demand driven pay rate increases.
Depreciation and amortization expense decreased in the 39 weeks ended April 30, 2022 compared to the 39 weeks ended April 24, 2021 due primarily to the closure of the Silver Spring, Maryland ShopRite in February 2021 and the timing of capital expenditures.
The effective income tax rate was 31.7% in the 39 weeks ended April 30, 2022 compared to 30.3% in the 39 weeks ended April 24, 2021. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions and unfavorable return to provision adjustments as a result of receiving less work opportunity tax credits than estimated.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and four Gourmet Garage specialty markets in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other

Exhibit 99.1

synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 30, 2022	April 24, 2021	April 30, 2022	April 24, 2021

Sales	$501,962	$481,093	$1,533,581	$1,494,047

Cost of sales	360,371	347,671	1,102,199	1,080,817

Gross profit	141,591	133,422	431,382	413,230

Operating and administrative expense	137,751	121,156	385,521	371,968

Depreciation and amortization	8,130	8,418	24,925	25,925

Operating income	(4,290)	3,848	20,936	15,337

Interest expense	(991)	(994)	(2,923)	(2,963)

Interest income	950	904	2,831	2,670

Income before income taxes	(4,331)	3,758	20,844	15,044

Income taxes	(1,100)	1,184	6,617	4,554

Net (loss) income	$(3,231)	$2,574	$14,227	$10,490

Net (loss) income per share:
Class A common stock:
Basic	$(0.25)	$0.20	$1.09	$0.80
Diluted	$(0.22)	$0.18	$0.97	$0.72

Class B common stock:
Basic	$(0.16)	$0.13	$0.71	$0.52
Diluted	$(0.16)	$0.13	$0.71	$0.52

Gross profit as a % of sales	28.21%	27.73%	28.13%	27.66%
Operating and administrative expense as a % of sales	27.44%	25.18%	25.14%	24.90%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net (loss) income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		39 Weeks Ended
	April 30, 2022	April 24, 2021	April 30, 2022	April 24, 2021

Net (loss) income	$(3,231)	$2,574	$14,227	$10,490

Adjustments to Operating and administrative expense:
Gain on sale of assets (1)	—	(724)	—	(724)
Pension termination and settlement charges (2)	12,296	—	12,296	—
Store closure costs (3)	—	325	—	325

Adjustments to Income taxes:
Tax impact of adjustments	(3,780)	122	(3,780)	122

Adjusted net income	$5,285	$2,297	$22,743	$10,213

Operating and administrative expense	$137,751	$121,156	$385,521	$371,968
Total adjustments to operating administrative expense	(12,296)	399	(12,296)	399
Adjusted operating and administrative expense	$125,455	$121,555	$373,225	$372,367
Adjusted operating and administrative expense as a % of sales	24.99%	25.27%	24.34%	24.92%

(1) The 13 and 39 weeks ended April 24, 2021 includes a $724 gain on the sale of the pharmacy prescription list related to the closure of the Silver Spring, Maryland store.
(2) The 13 and 39 weeks ended April 30, 2022 includes pension termination charges of $12,296 related to the Village Super Market Inc. Employees' Retirement Plan.
(3) The 13 and 39 weeks ended April 24, 2021 includes $325 of costs related to the closure of the Silver Spring, Maryland store.